David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Telephone: (516) 284-1740
Facsimile: (516) 908-5260

June 23, 2006

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: John D. Reynolds

Re:	Terrapin Enterprises, Inc. Registration Statement on Form SB-2 Filed on June 1, 2006 File Number 333-134648

Ladies and Gentlemen:

Terrapin Enterprises, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") an amended registration statement on Form SB-2 (the "Amended Registration Statement") in response to the Commission's comments, dated June 12, 2006 (the "Comment Letter"), with reference to the Company's registration statement on Form SB-2 (the "Registration Statement") filed with the Commission on June 1, 2006.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

1. Comment: Please provide all the signatures required by Form SB-2. If an individual serves in more than one capacity, please list all of their positions following their signature. In this regard, if Mr. Jacob Hiller serves as chief financial officer and chief accounting officer, please list those positions following his signature. If Ms. Simon Hirsch serves as chief executive officer, please list that position following her signature.

Response: The Amended Registration Statement has been revised in accordance with the Commission’s comment. All the signatures required by Form SB-2 are included in the signature page of the Amended Registration Statement. It has been signed by the following persons: the Company, by Simona Hirsch, who is the Company’s sole director and its President and Chief Executive Officer; Simona Hirsch, in her capacity as director and President and Chief Executive Officer; and Jacob Hiller, who is the Company’s Treasurer and Secretary. The Company does not have any other directors or officers.

The signature blocks of each person that signed the Amended Registration Statement have been revised to correctly reflect all of the positions held in the Company by such person. Accordingly, the signature blocks of Simona Hirsch provide that she is the Company’s President and Chief Executive Officer. The signature blocks of Jacob Hiller provide that he is the Company’s Treasurer and Secretary. Mr. Hiller is not the Chief Financial Officer nor the Chief Accounting Officer; the Company has not designated any such offices.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement on Form SB-2 as requested by the Commission. Please note that we are also submitting via courier three (3) copies of a hand-marked blackline showing changes from the initial filing of the Company’s Registration Statement on Form SB-2 in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours, /s/ David Lubin & Associates, PLLC David Lubin & Associates, PLLC

Cc: Ms. Simona Hirsch